UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

May 18, 2018

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig and Ms. Samantha Brutlag

Re:	Selective Opportunity Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Fettig and Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Form N-CSR for the period ended December 31, 2017 and its Post-Effective Amendment on Form N-1A filed February 26, 2018 for the Selective Opportunity Fund (the “Fund”).

(1)	Comment: The Fund’s Schedule of Investments indicates that individual investments representing five percent or more of the Fund’s total assets, when added together, represent more than 50 percent of the Fund’s total assets. Please explain how the Fund is in compliance with 26 U.S. Code Section 851(b)(3)(A).

Response: Please see the calculation set forth in Exhibit A. Although the individual investments representing five percent or more of the Fund’s total assets in aggregate represent over 50% of the Fund’s total assets as of December 31, 2017, Section 851 further states that a fund that “meets the requirements of [subsection 851(b)(3)] at the close of any quarter shall not lose its status as a regulated investment company because of a discrepancy during a subsequent quarter between the value of its various investments and such requirements unless such discrepancy exists immediately after the acquisition of any security or other property and is wholly or partly the result of such acquisition.” In other words, a regulated investment company still meets the qualification test even if an investment appreciates over the quarter being measured. Considering this instruction, the calculation of the aggregate percentage of individual investments representing five percent or more of the Selective Opportunity Fund’s total assets as of December 31, 2017 is less than 50% (46.87%).

(2)	Comment: The Fund’s Schedule of Investments reports 28.58% in Money Market Securities. Please add to the prospectus principal strategy and principal risk disclosure related to investment in other investment companies.

Response: The Fund’s principal strategy currently states “The Fund may also invest a substantial portion of its assets in cash and cash equivalents, including money market funds and other short term fixed income investments . . .” The Fund currently does not intend to invest in investment companies other than money market funds, so we do not believe any additional principal strategy disclosure is necessary. We propose to add the following risk disclosure to the Principal Risks sections of the prospectus:

Fixed Income Securities Risk. Fixed income securities are subject to interest rate and credit risk. Rising interest rates typically cause the value of bonds and other debt instruments to fall, while declining interest rates generally increase the value of existing bonds and other debt instruments. Interest rate risk is generally great for fixed income investments with longer maturities or durations. The issuer of a fixed income security may default on payment of interest or principal.

Money Market Fund Risks. When the Fund invests in an underlying fund, including a money market fund, the Fund indirectly will bear its proportionate share of any fees and expenses payable directly by the underlying fund. Therefore, the Fund will incur higher expenses, many of which may be duplicative. Although each underlying money market fund in which the Fund may invest seeks to maintain the value of the investments at $1.00 per share, there is no assurance that the underlying fund will be able to do so.

(3)	Comment: The Fund has a fundamental investment policy regarding concentration as follows:

The Fund will not invest 25% or more of its total assets in a particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto.

The Fund’s Schedule of Investments indicates that the Fund was invested 61.51% in Information Technology. Please explain why the Fund is not concentrated and why it is not violating its fundamental policy.

Response: The Fund’s Schedule of Investments is presented by sector, rather than industry. The Fund is monitored daily for industry concentration using the Division of Corporation Finance’s Standard Industrial Classification (SIC) Code List. Please see Exhibit B for a report confirming the Fund was not concentrated as of December 31, 2017. We further confirm that the Fund is currently not concentrated. In addition, the Fund’s current prospectus does disclose that the Fund may have sector concentration risk as follows:

Summary Section

Sector Concentration Risk. The Fund may focus its investments in securities of a particular sector. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

Statutory Section

Sector Concentration Risk. The Fund may focus its investments in securities of a particular sector. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in a particular sector. For example, to the extent the Fund focuses its investments in the financial services sector, it will be exposed to additional risk related to changes in government regulations that affect the scope of activities of sector companies, the prices they can charge, and the amount of capital they must maintain. To the extent the Fund focuses its investments in the information technology sector, it may be subject to the following risks: rapidly changing technologies; short life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel.

(4)	Comment: The Fund’s principal strategy indicates that “The Fund is non-diversified and focuses its investments in a relatively small number of Selective Companies, typically seeking to hold between 15 and 25 companies (although the number may vary depending on market conditions).” As of December 31, 2017, the Fund held only 10 stocks. Please revise the strategy to disclose that the Fund typically holds under 15 stocks.

Response: Current market conditions and related higher than desired valuations associated with current market conditions have been the primary contributing factors to the time required for the Adviser to prudently reach the referenced 15 to 25 holdings level. The Adviser’s current position sizing of each holding in the portfolio telegraphs the approximate number of final total holdings the Adviser’s sizing strategy will produce, which will be between 15 and 25 companies when the Fund is near fully invested.

(5)	Comment: The Fund’s investment objective is to maximize long-term returns while protecting client principal. Please explain how the Fund’s strategy achieves the goal of protection of principal.

Response: The Fund’s strategy states that “The Fund may also invest a substantial portion of its assets in cash and cash equivalents, including money market funds and other short term fixed income investments, in seeking to protect principal.”

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl
Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust

Mr. Don Mendelsohn, Esq., Thompson Hine LLP

Exhibit A

Calculation of Asset Diversification Test

Selective Opportunity Fund

December 31, 2017

Description	Shares	Fair Value	% of Total Assets	% at time of last purchase of any of the investments noted below
MuleSoft, Inc.	258,554	$6,013,966	15.11%	13.76%

Syntel, Inc.	205,432	$4,722,882	11.87%	10.73%

Baidu, Inc. ADR	12,604	$2,951,983	7.42%	8.33%

Bank of the Ozarks, Inc.	58,165	$2,818,094	7.08%	7.49%

Alphabet, Inc., Class C	2,593	$2,713,315	6.82%	6.57%

Redknee Solutions Corp., Class A	2,819,268	$2,444,342	6.14%	4.97%

Ultimate Software Group, Inc.	9,428	$2,057,472	5.17%	4.77%

Shutterstock, Inc.	54,397	$2,340,703	5.88%	4.86%

Total representing > 5% of total assets ($39,801,822 @ 12/31/2017)			65.48%	46.87%

Exhibit B

Analysis of Information Technology Sector Holdings

Selective Opportunity Fund

December 31, 2017

SIC Code Description	Security Description	Fair Value	% of Total Assets	% at time of last purchase of any of the securities noted below
7370-Services-Computer Programming, Data Processing, etc.	Alphabet, Inc., Class C	$2,713,315	6.82%	6.57%

	Baidu, Inc. ADR	$2,951,983	7.42%	8.33%

		$5,665,298	14.24%	14.90%

7371-Services-Computer Programming Services	Syntel, Inc.	$4,722,882	11.87%	10.73%

7372-Services-Prepackaged Software	MuleSoft, Inc.	$6,013,966	15.11%	13.76%

	Redknee Solutions Corp., Class A (SIC Code estimate)	$2,444,342	6.14%	4.97%

	Ultimate Software Group, Inc.	$2,057,472	5.17%	4.77%

			26.42%	23.50%

7374-Services-Computer Processing & Data Preparation	Shutterstock, Inc.	$2,340,703	5.88%	4.86%

Note – The Fund is not considered to be concentrated in SIC Code 7372, as the increase over 25% is due primarily to two holdings appreciating in value since the last acquisition.